Filed Pursuant to Rule 424(b)(3)

File Number 333-173514; 333-165975; 333-158745; 333-150885

Supplement No. 12

(To prospectus dated April 27, 2011)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 12 supplements and amends the prospectus dated April 27, 2011, as supplemented and amended by prospectus supplement No. 1 dated May 13, 2011, prospectus supplement No. 2 dated May 31, 2011, prospectus supplement No. 3 dated July 8, 2011, prospectus supplement No. 4 dated August 11, 2011, prospectus supplement No. 5 dated August 15, 2011, prospectus supplement No. 6 dated October 6, 2011, prospectus supplement No. 7 dated October 18, 2011, prospectus supplement No. 8 dated November 14, 2011, prospectus supplement No. 9 dated November 17, 2011, prospectus supplement No. 10 dated November 29, 2011 and prospectus supplement No. 11 dated November 30, 2011 (the “Prospectus”).  This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On December 1, 2011, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on form 8-K which included the attached information.

The date of this prospectus supplement is December 1, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 30, 2011

NCO Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-173514; 333-165975; 333-150885; 333-158745	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania	19044
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (215) 441-3000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 — Regulation FD Disclosure

The information set forth in Item 8.01 below is incorporated by reference into this Item 7.01.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01 — Other Events

On November 30, 2011, NCO Group, Inc. issued a press release announcing that it has commenced two cash tender offers and consent solicitations for any and all of its $200,000,000 aggregate principal amount of 11.875% Senior Subordinated Notes due 2014 (CUSIP No. 65338LAA7) and $165,000,000 aggregate principal amount of Floating Rate Senior Notes due 2013 (CUSIP No. 65338LAB5).  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 — Financial Statements and Exhibits

(d)           Exhibits

No.	Description

99.1	Press Release dated November 30, 2011.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCO GROUP, INC.

Date: December 1, 2011	By:	/s/ Joshua Gindin
	Name:	Joshua Gindin
	Title:	Executive Vice President and General Counsel

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Exhibit 99.1

NEWS RELEASE

For Immediate Release

NCO GROUP ANNOUNCES TENDER OFFERS

AND CONSENT SOLICITATIONS

HORSHAM, PA — November 30, 2011 — NCO Group, Inc. (“NCO” or the “Company”), a leading provider of business process outsourcing services, announced today that it has commenced two cash tender offers (each, a “Tender Offer,” and, together, the “Tender Offers”) and consent solicitations (each a “Consent Solicitation” and, together, the “Consent Solicitations,” and together with the Tender Offers, the “Offers”) for any and all of its $200,000,000 aggregate principal amount of 11.875% Senior Subordinated Notes due 2014 (CUSIP No. 65338LAA7) (the “2014 Notes”) and $165,000,000 aggregate principal amount of Floating Rate Senior Notes due 2013 (CUSIP No. 65338LAB5) (the “2013 Notes,” and, together with the “2014 Notes,” the “Notes”).  The Offers are described in the Offer to Purchase and Consent Solicitation Statement dated November 30, 2011 (the “Offer to Purchase”).  Each Offer will expire at 12:01 a.m., New York City time, on December 29, 2011 unless extended (the “Expiration Date”).  Concurrently with the commencement of the Offers,  the Company is seeking to obtain debt financing to refinance substantially all of its outstanding indebtedness, consisting of a new credit facility (the “New Credit Facility”) and the issuance of new senior unsecured notes (the “New Notes”).

Holders who validly tender their Notes and provide their consents to the proposed amendments to the indentures governing the Notes prior to the consent payment deadline of 5:00 p.m., New York City time, on December 13, 2011, unless extended by the Company in its sole discretion (the “Consent Deadline”), shall receive $1,035.94 per $1,000 principal amount of the 2014 Notes and $1,002.50 per $1,000 principal amount of the 2013 Notes (which amounts include, in each case, a consent payment of $10.00 per $1,000 principal amount of the Notes), plus any accrued and unpaid interest on the Notes up to, but not including, the payment date for such Notes. The primary purpose of the Consent Solicitations and the proposed amendments to the indentures governing the Notes is to eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the indentures governing the Notes. Adoption of the proposed amendments could have adverse consequences upon non-tendering holders of the Notes because Notes that remain outstanding after consummation of the applicable Offer will not be entitled to the benefits of the restrictive covenants or event of default and related provisions that are eliminated by the adoption of such amendments.

Holders who validly tender their Notes after the Consent Deadline, but on or prior to the Expiration Date, shall receive $1,025.94 per $1,000 principal amount of the 2014 Notes and $992.50 per $1,000 principal amount of the 2013 Notes, plus, in each case, any accrued and unpaid interest on the Notes up to, but not including, the payment date for such Notes.  Holders of Notes tendered after the Consent Deadline will not receive a consent payment.

With respect to each series of Notes, following receipt of the consent of the holders of at least a majority in aggregate principal amount of such series of Notes and the Company’s acceptance for payment of such Notes, the Company will execute the applicable supplemental indenture effecting the proposed amendments.  Except in certain circumstances, Notes tendered and consents delivered may not be withdrawn after 5:00 p.m., New York City time, on December 13, 2011.

Each Offer is subject to a number of conditions that are set forth in the Offer to Purchase, including, without limitation, (i) the receipt of the consent of the holders of at least a majority in aggregate principal amount of such series of Notes subject to such Offer, (ii) the entry into by the Company of the New Credit Facility on or prior to the date on which the Company accepts for payment (following the satisfaction or waiver of all conditions to the applicable Offer) Notes properly tendered and (iii) the consummation of the offering of the New Notes totaling gross proceeds of at least $300 million on or prior to the date on which the Company accepts for payment (following the satisfaction or waiver of all conditions to the applicable Offer) Notes properly tendered.  There can be no assurance that the Company will enter into the New Credit Facility or consummate the offering of the New Notes, or that any other condition to either Offer will be satisfied.

To the extent any Notes remain outstanding after the consummation of the Offers, the Company intends to redeem all such Notes pursuant to the terms of the indentures governing the Notes using proceeds from the New Credit Facility and the New Notes.

The Company has engaged Deutsche Bank Securities Inc. and Barclays Capital Inc. as Dealer Managers and Solicitation Agents for the Offer.  Persons with questions regarding the Offer should contact Deutsche Bank Securities Inc. at (212) 250-7527 (Call Collect) or (855) 287-1922 (Toll Free) or Barclays Capital Inc. at (212) 528-7581 (Call Collect) or (800) 438-3242 (Toll Free).  Requests for copies of the Offer to Purchase or other tender offer materials may be directed to D.F. King & Company, Inc., the Tender Agent and Information Agent, at (800) 859-8508.

This press release does not constitute an offer to purchase the Notes or a solicitation of consents to amend the related indentures.  The Offers are made solely pursuant to the Offer to Purchase.  The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to sell the New Notes, nor a solicitation for an offer to purchase the New Notes. Any offer of the New Notes will be made only by means of a private offering memorandum.

About NCO Group, Inc.

NCO Group, Inc. is a leading global provider of business process outsourcing services, primarily focused on accounts receivable management and customer relationship management. NCO provides services through over 100 offices throughout North America, Asia, Europe and Australia.

This press release contains forward-looking statements conveying management’s expectations as to the future based on current plans, estimates and projections.  Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement.  The forward-looking statements contained in this press release include statements related to the Offers, including the Expiration Date, Consent Deadline, possible completion of the Offers, the Company’s potential entry into the New Credit Facility, the potential offering of the New Notes and the amount and use of proceeds therefrom.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  The Company does not undertake to update any of these statements in light of new information or future events, except, with respect to the Offers, as specifically set forth in this press release.